UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 12d-2(a)

(Amendment No. 5)

Korea Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50063B104

(CUSIP Number)

Michael Pradko Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210 (617) 523-4400	Timothy W. Diggins, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7389

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

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CUSIP No. 50063B104	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS President and Fellows of Harvard College
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,441,200 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,441,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14	TYPE OF REPORTING PERSON EP

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.10 par value (the “Common Stock”), of Korea Equity Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at 535 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of Harvard or, to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4. Purpose of Transaction.

The letter set forth as Exhibit B hereto has been delivered to the Fund, notifying the Fund of certain matters that Harvard intends to propose for consideration at the Fund’s 2005 annual meeting of stockholders. This Schedule 13D is occasioned by the sending of such letter and Harvard’s intention to propose the matters described in such letter for consideration at the Fund’s 2005 annual meeting of stockholders.

The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein or in previous filings by Harvard on Schedule 13D, with the effect of changing or influencing the control of the Fund.

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Except as described in previous filings by Harvard on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

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Item 5. Interest in Securities of the Issuer.

(a) Harvard is the beneficial owner of 2,441,200 shares of Common Stock (approximately 29.0% of the shares of Common Stock).

(b) Harvard has the sole power to vote 2,441,200 shares of Common Stock. Harvard and Sowood Capital Management LP (“Sowood”) entered into an investment management agreement as of July 1, 2004, pursuant to which Sowood has assumed sole dispositive power with respect to 2,441,200 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Harvard and Sowood entered into an investment management agreement as of July 1, 2004, pursuant to which Sowood has assumed sole dispositive power with respect to 2,441,200 shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, the Fellows and the executive officers of Harvard.

Exhibit B — Letter from Harvard to the Fund.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated: March 21, 2005	PRESIDENT AND FELLOWS OF HARVARD COLLEGE

	By:	/s/ MICHAEL S. PRADKO
	Name:	Michael S. Pradko
	Title:	Authorized Signatory

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EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy
A	Information Concerning the President, Fellows and executive officers of Harvard	7

B	Letter from Harvard to the Fund	8

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EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

Name	Office/Position
Lawrence H. Summers	President
James F. Rothenberg	Treasurer
Mark Goodheart	Secretary
Hanna H. Gray	Fellow
Conrad K. Harper	Fellow
James R. Houghton	Fellow
Robert E. Rubin	Fellow
Robert D. Reischauer	Fellow

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EXHIBIT B

LETTER FROM HARVARD TO THE FUND

[Letterhead of Ropes & Gray LLP]

March 21, 2005

Korea Equity Fund, Inc.

535 Madison Avenue

New York, New York 10022

Attention: Secretary

Dear Sir or Madam:

On behalf of our client President and Fellows of Harvard College (“Harvard”), the beneficial owner of 2,441,200 shares of common stock of Korea Equity Fund, Inc. (the “Fund”), we hereby notify the Fund that Harvard intends to submit the following matters for consideration at the Fund’s 2005 annual meeting of stockholders (the “Meeting”):

(i)	RESOLVED: That the management agreement between the Fund and Nomura Asset Management U.S.A. Inc. be and it hereby is terminated.

(ii)	RESOLVED: That the stockholders of the Fund recommend that the Board of Directors take all necessary actions to liquidate the Fund as soon as possible.

The reasons for proposing the foregoing matters for consideration at the Meeting are that Harvard is a significant long-term shareholder in the Fund and believes that long-term investors have been severely disadvantaged by poor investment performance of the Fund. Harvard believes this poor performance is attributable to two fundamental problems: the net asset value (“NAV”) performance of the Fund and the Fund’s persistent discount to NAV. According to our calculations, the total NAV return of the Fund (measuring the change in the NAV of the Fund, assuming reinvestment of all distributions on their ex dates) underperformed the Morgan Stanley Capital International Korea Index and the Korea Composite Stock Price Index (“KOSPI”) in the last six-month, one-year, two-year, three- year and five-year periods, with two minor exceptions, as follows:

Annualized Returns Periods ended 2/28/2005	Fund NAV	MSCI Korea	KOSPI
Six months	89.2%	108.7%	101.4%
One year	26.7%	34.2%	26.3%
Two years	41.9%	44.9%	46.3%
Three years	19.2%	18.5%	21.1%
Five years	5.0%	7.3%	12.5%

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For periods in which the Fund’s NAV outperformed one of the indexes, the relatively small differential does not justify the adviser’s management fee.

In addition to poor investment returns, shareholders have suffered from the Fund’s persistent discount to net asset value. According to our calculations, the Fund’s average discount to net asset value for the five-year period ended February 28, 2005 was 16% (although the discount has narrowed in recent months, which Harvard believes is a result of market anticipation of possible board or shareholder action with respect to the Fund).

Harvard believes the best solution to both problems is to terminate the agreement with the current investment advisor and to liquidate the Fund.

Sowood Capital Management LP (“Sowood”) acts as investment manager to Harvard with respect to its shares of the Fund. The only material interest of Harvard and any of its “Stockholder Associated Persons” (as defined in Section 11 of the Amended and Restated By-laws of the Fund) in the foregoing proposals is Harvard’s interest as a shareholder of the Fund and Sowood’s interest as investment advisor with respect to Harvard’s investment in the Fund. Sowood Capital Management LLC is the general partner of Sowood. The managing member of Sowood Capital Management LLC is Jeffrey B. Larson. Neither Sowood Capital Management LLC or Mr. Larson has any material interest in the foregoing proposals other than in their capacity as general partner and managing member of the general partner of Sowood, respectively.

Harvard’s shares of the Fund are held of record by the Depository Trust Company, by its nominee, Cede & Co. Depository Trust Company’s address is 55 Water Street, New York, New York 10041. To Harvard’s knowledge, no Stockholder Associated Persons of Harvard own any shares of the Fund. Harvard’s address is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s telephone number is (617) 523-4400. Sowood’s address is 500 Boylston Street, Boston, Massachusetts 02116. Sowood’s telephone number is (617) 603-3400.

Harvard does not know of any other stockholder of the Fund supporting the foregoing proposals as of the date hereof.

In accordance with Rule 14a-4(c)(2)(i) under the Securities Exchange Act of 1934, as amended, Harvard hereby notifies the Fund that it intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Fund’s voting shares required under applicable law to carry each of the foregoing proposals.

Very truly yours,

/s/ Leigh R. Fraser
Leigh R. Fraser

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